Exhibit 99.1

Sun Life to acquire PinnacleCare

Transaction strategically expands Sun Life's U.S. Stop-Loss & Health business

TORONTO, WELLESLEY, Mass. and BALTIMORE, April 23, 2021 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced today that it has agreed to acquire Pinnacle Care International, Inc. ("PinnacleCare"), a leading U.S. medical intelligence and health-care navigation provider.

Based in Maryland, PinnacleCare has more than 170 employees and 20 years of experience helping people access an initial or second medical opinion to make critical, informed treatment decisions for complicated diagnoses. PinnacleCare will become part of Sun Life's U.S. Stop-Loss & Health business ("Stop-Loss & Health"), the largest independent stop-loss provider in the country.

Sun Life will acquire PinnacleCare for a purchase price of US$85 million (approximately C$108 million). The transaction is expected to close in mid-2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approval.

The acquisition will expand Stop-Loss & Health beyond the traditional model that reimburses employers for the costs of serious health conditions after an employee's care has occurred. Through PinnacleCare, Stop-Loss & Health will engage with the employee at diagnosis to help improve the entire spectrum of the care experience and outcomes for both the employee and employer. The transaction will create an integrated offering unique in the stop-loss market.

"We're excited for PinnacleCare's team to join us to help people with complex health conditions," said Jen Collier, R.N., Senior Vice President of Stop-Loss & Health. "People who get an unexpected diagnosis are facing a difficult life event and often don't know where or how to start evaluating their options. Bringing in PinnacleCare's innovative approach to help people at each step of the health-care process will help us improve the experience of our members so they feel supported and cared for when they need it most."

PinnacleCare fills a largely unmet need in U.S. health care. While chronic conditions are often the focus of care-management programs, those with serious, sudden illnesses are often left to navigate the health-care system without much help. PinnacleCare's experienced personal health advisors guide members using in-depth clinical knowledge and dedicated relationships with top medical centers to connect them to highly regarded providers for their specific condition. PinnacleCare also conducts medical research, written and video-based second opinions, and appointment facilitation in coordination with a client's health plan coverage.

"We are thrilled to bring PinnacleCare and its clinical expertise to Sun Life. By offering experienced care navigation for members, Sun Life and PinnacleCare will create a new dynamic that will improve care, outcomes and costs in the process," said Dan Fishbein, M.D., President of Sun Life U.S. "PinnacleCare extends the value of our stop-loss programs beyond reimbursement to directly helping members in the moments that matter."

Improved health outcomes can also reduce costs that often result from misdiagnosis and ineffective treatment.

"We are beyond excited to join Sun Life and work with their talented, insightful team to help drive better patient outcomes and reach more people with our advisory services," said Miles J. Varn, M.D., CEO of PinnacleCare. "Our team's empathetic and compassionate approach helps guide people through a very difficult time in their lives. It's always an honor and privilege to help people when they need it most. We're also very pleased to start offering our health advisory services in May to our new Sun Life family in the U.S."

PinnacleCare's services are currently available to more than two million people through employers and individual clients. Sun Life's extensive distribution network and employer relationships will help PinnacleCare reach even more people with their services, while continuing to serve their clients as they do today. Sun Life will work with PinnacleCare to build new Stop-Loss & Health client solutions and will explore extending PinnacleCare's services to members of its other U.S. benefits plans.

Keefe, Bruyette & Woods, a Stifel company, and Venable LLP served as financial advisor and legal counsel, respectively, to PinnacleCare. Skadden, Arps, Slate, Meagher & Flom LLP served as Sun Life's legal counsel.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2020, Sun Life had total assets under management of C$1,247 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

In the United States, Sun Life is one of the largest group benefits providers, serving more than 55,000 employers in small, medium and large workplaces across the country. Sun Life's broad portfolio of insurance products and services in the U.S. includes disability, absence management, life, dental, vision, voluntary, supplemental health and medical stop-loss. Stop-loss insurance covers high-dollar claims for employers that self-fund their health plans. Self-funded plans account for 67% of Americans who get their health insurance at work, according to the Kaiser Family Foundation. Sun Life and its affiliates in asset management businesses in the U.S. employ approximately 5,500 people. Group insurance policies are issued by Sun Life Assurance Company of Canada (Wellesley Hills, Mass.), except in New York, where policies are issued by Sun Life and Health Insurance Company (U.S.) (Lansing, Mich.). For more information, please visit www.sunlife.com/us.

About PinnacleCare
PinnacleCare is a private medical intelligence and health-care navigation firm with a mission to ensure that all members realize their highest expectations for their health and wellness. PinnacleCare's personalized approach to health care is a unique combination of exceptional medical resources, an unmatched range of services and outstanding care allowing members efficient access to the finest healthcare experiences, expert guidance through the complex health-care system by expert health advisors, and assurance in leading the healthiest lives possible, at home and abroad.

Forward-looking information
In this news release (other than Miles J. Varn's quotation), "we", "our", "us" and "Sun Life" refer to Sun Life Financial Inc. and its subsidiaries and joint ventures. Certain statements in this news release are forward-looking, including, but not limited to, statements (i) relating to our growth strategies and strategic objectives, (ii) relating to our anticipated acquisition of PinnacleCare, (iii) that are not historical or that are predictive in nature or that depend upon or refer to future events or conditions, and (iv) that include words such as "expect", "will", and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events as of the time of this news release and are not historical facts.  These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions that are difficult to predict, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business, including the assumption that the transaction will be completed. The forward-looking statements in this news release do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of this news release. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

The following are transactional risk factors that could have an adverse effect on the forward-looking statements in this news release: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction on Sun Life and PinnacleCare. These risks all could have an impact on Sun Life's business relationships (including with future and prospective employees, Clients, distributors and partners) and could have an adverse effect on our current and future operations, financial conditions and prospects. Other important risk factors that could cause our actual results to differ materially from those expressed in or implied by the forward-looking statements in this news release are listed in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2020 under the heading "Risk Factors" and other regulatory filings of ours filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

Media contacts:	Investor Relations
Devon Fernald	Yaniv Bitton
Sun Life U.S.	Vice-President, Investor Relations
781-800-3609	416-979-6496
Devon.Portney.Fernald@sunlife.com	Investor.relations@sunlife.com
Rajani Kamath Associate Vice-President, Corporate Communications Sun Life 416-979-6070 rajani.kamath@sunlife.com

George Cohen (for PinnacleCare)
GCC, Inc.
617-435-7208
George@gcpr.com

Connect with Sun Life U.S.

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https://twitter.com/SunLifeUS

View original content:http://www.prnewswire.com/news-releases/sun-life-to-acquire-pinnaclecare-301275854.html

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/April2021/23/c1036.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 07:00e 23-APR-21